Exhibit 99.1

NEWS RELEASE	www.cameco.com	Saskatoon
All amounts in Canadian dollars unless specified otherwise		Saskatchewan Canada

Cameco Reports Expected Increase in Its Share of Westinghouse 2025 Adjusted EBITDA

June 06, 2025

Cameco (TSX: CCO; NYSE: CCJ) reports an expected increase of approximately $170 million (US) in our 49% equity share of Westinghouse Electric Company’s (Westinghouse) 2025 second quarter and annual adjusted EBITDA. The expected increase is tied to Westinghouse’s participation in the construction project for two nuclear reactors at the Dukovany power plant in the Czech Republic. This expected increase will be taken into consideration in determining the 2025 distribution payable by Westinghouse to Cameco.

In addition to the increase in adjusted EBITDA in 2025, we expect significant financial benefits for Westinghouse, as a subcontractor, over the term of the Dukovany construction project and related to the provision of the fuel fabrication services required for both reactors for a specified period. The outlook for Westinghouse’s compound annual growth rate for adjusted EBITDA remains 6% to 10% over the next five years, excluding the impact of the expected $170 million (US) increase in its 2025 adjusted EBITDA.

Cameco owns a 49% interest in Westinghouse and its partner, Brookfield Renewable Partners, owns the remaining 51%.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include our expectations regarding: Westinghouse’s participation in the Dukovany power plant construction project; an increase in Westinghouse’s adjusted EBITDA; Westinghouse taking this increase into consideration in determining the 2025 distribution payable to Cameco; the financial benefits for Westinghouse, as subcontractor, over the term of the Dukovany construction project and the expected future growth in Westinghouse’s compound annual growth rate for adjusted EBITDA. Material risks that could lead to different results include the risk that Westinghouse is not able to participate in the Dukovany construction project on a basis that achieves the currently expected benefits to Westinghouse for any reason, or that Cameco may not derive the expected increases in its share of Westinghouse’s adjusted EBITDA, or that Westinghouse does not achieve the expected future annual growth in adjusted EBITDA. In presenting the forward-looking information, we have made material assumptions which may prove incorrect about Westinghouse’s participation in the Dukovany construction project and related potential benefits to Westinghouse, and continuing growth in Westinghouse’s compound annual growth rate for adjusted EBITDA.

Non-IFRS Measures

Adjusted EBITDA is a measure that does not have a standardized meaning or a consistent basis of calculation under International Financial Reporting Standards (a non-IFRS measure). Westinghouse’s adjusted EBITDA is defined as its net income, adjusted for the impact of certain expenses, costs, charges or benefits incurred in such period which are either not indicative of underlying business performance or that impact the ability to assess the operating performance of its business. For more information regarding our use of this non-IFRS measure see our most recent annual and quarterly Management’s Discussion and Analysis.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

- End -

Investor inquiries	Media inquiries

Cory Kos	Veronica Baker
306-716-6782	306-385-5541
cory_kos@cameco.com	veronica_baker@cameco.com